ANNUAL REPORT

NEXT THING TECHNOLOGIES INC.

2180 Vista Way Unit B #1096

Oceanside, CA 92054
415-237-4254

In this Annual Report the term "Next Thing", "we", "us", "our", or "the company" refers to Next Thing Technologies Inc. and our subsidiaries on a consolidated basis.

The company, having offered and sold Preferred Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. This annual report also covers the co-issuer in that offering, Next Thing Technologies I, A Series of Wefunder SPV, LLC (the "Crowdfunding Vehicle"). A copy of this report may be found on the company's website at nextthing.tech/filings.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Business

Overview

Next Thing Technologies is an investment, research, development and technology company creating technology for personal, commercial and government use. Next Thing Technologies is seeking to be a crucial part of the energy solution. Next Thing Technologies mission is to build energy-resilient communities through sustainability and power decentralization.

The Problem

Throughout the day and seasons of the year, the demand on the energy grid to provide electricity to homes and businesses fluctuates. For example, when people are home and it is hot outside, energy consumption goes up as consumers turn on their lights, TVs, air conditioners, and home appliances. This typically happens in most homes at about the same time, making the energy that is used during the peak hours more expensive as more of it is required. Because everyone is using electricity at the same time, the energy grid can be stressed to its breaking point. So much so that a growing number of utility providers are offering time-of-use plans to their residential customers to incentivize more electricity usage during off-peak times. Some electric companies even charge their customers a higher rate for peak electricity.

Solution: Next Bolt

Next Bolt aims to be a more affordable, modular, safe, and easier-to-install energy storage solution. Next Bolt is designed to pull and store electricity during off-peak hours when prices and energy consumption are lower and subsequently make that stored electricity available for use during peak hours thereby avoiding peak hour costs. Additionally, there are community and commercial applications as networks of the energy storage solutions work together to help offset grid instability. For example, Next Thing Technologies' plans to seek partnerships with cities and grid operators, which would help them smooth out the mismatch between peak renewable energy production and energy usage. Every home in the world owns a refrigerator and we envision a future where at-home energy storage systems achieve a similar level of adoption among homeowners. Until that becomes a reality utility companies will have a need for grid energy storage. Our goal is to expedite the timeframe in which these adoptions take place.

Next Bolt has gone through many iterations in the concepting phase, resulting in multiple prototypes. The first full scale shell prototype was completed in September 2021. This prototype was handcrafted and built in the United States, while a more refined prototype was partially produced in China later that year. We have run into issues with battery module acquisition and shipping which will make it hard to maintain product quality. We intend to address these issues before by increasing distribution, sales, financing, brand recognition and shipping when we move into the production phase. We have signed agreements with material science advisors and producers and we have discussed partnerships in cell manufacturing and distribution. The biggest obstacles right now are in learning how to prototype more effectively, shipping and potential issues with our supply chain. We anticipate having a production model no sooner than three years from the date of this report, but will not have a more accurate timeline until we have achieved more progress with our prototyping and fundraising. The first production models might have other battery chemistry than later models.

Growth Strategy

The company is currently focused on financing, research, production, sales, distribution, partnerships and marketing of the Next Bolt. After research and development is done, we intend to start producing and selling and develop distribution deals and partnerships with companies.

In addition, we may encounter opportunities for strategic acquisitions of businesses or assets that would advance the business of the company. No such acquisitions have been identified as of the date of this report.

Marketing

The company initially intends to sell Next Bolt through direct sales to electric grid operators, electricity storage operators, electricity generators, transmission owners or operators, commercial businesses and homeowners. We are also planning to use distribution partnerships and direct-to-customer sales and marketing. We believe the market is unable to supply a product for pent up demand especially after the Inflation Reduction Act and its dramatic effect on the battery supply chain. We believe being a solid and scalable part of energy storage production will bring some level of demand on its own. For years, the Tesla Powerwall and other companies with similar products were unable to fill supply. If we are successful with distribution partnerships and direct-to-customer sales and marketing, we believe we will have momentum by tapping into market demand.

Market

Our target market consists of consumer (residential homes and rentals), commercial (utility and industrial storage) and government customers (energy infrastructure). To address the market, we plan to start by offering the most in demand part of our final product, establishing our brand for energy storage and allowing us to leverage these relationships to expand into bigger products and other market segments.

According to Precedence Research, the stationary, energy storage market is projected to reach $224 billion by 2030.

Competition

The company operates in a very competitive industry. Our competitors include Tesla, Powin, Enphase, Hitachi , Johnson Controls, LG, Samsung, GS Yuasa Corporation, EOS, Durapower, Toshiba Corporation and Samsung SDI.

We intend for many elements of the Next Bolt to be different from our competitors, such as the financing, pricing mechanism for how it works, profile, feature set, installation, and even potentially its safety. As an example many batteries are currently sold with a large upfront payment. We hope to reach a distribution and financing model allowing customers to pay monthly while using the battery, rather than upfront. This makes it easier for someone to consider acquiring a battery, since they can reap the financial rewards of using energy storage while having that help pay for the technology. We aim to leverage engineering efficiencies, and in the future alternative chemistries, to make our unit more attractive as a purchase as well as, safer and more versatile for use in different settings than current batteries. Achieving better financing and safety are significant achievements that we believe would disrupt the market.

Raw Materials/Suppliers

The company plans to work with manufacturers in the production of Next Bolt. The company has not yet chosen these manufacturers. Currently, Next Thing Technologies does not have any suppliers that will account for more than 5% of our expenses.

The battery industry and its suppliers face high demand from stationary storage, electric vehicles and other industries. This high demand leads to supply chain constraints and shortages of products. Novel battery chemistries and components may exacerbate this issue as the needed supply chains to produce these materials and components are not as developed yet.

Employees

We have 2 full-time employees and 0 part-time employees. Next Thing Technologies has a team of 13 contractors and advisers.

We engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

The company is not aware of any regulations that it is subject to at this point. However, in the future we expect to be regulated by a number of regulations like the Residential Energy Storage System Regulations.

Intellectual Property

The company has no registered intellectual property.

Effective protection of our intellectual property may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Litigation

The company is not currently engaged in any litigation and is not aware of any pending litigation.

The Company's Property

The company does not currently own or lease any real property, we intend to utilize partners for their facilities and staff to help facilitate all needed R&D, prototyping and production. With significant financing and acquisition of talent we might consider building our own facilities.

Impact of COVID-19 on Operations

The COVID-19 outbreak has generated unprecedented levels of economic uncertainty and it is unclear how it will impact economies, standards of living, and behavior into the future. We anticipate global responses to COVID-19 may result in increased difficulty obtaining financing to continue with development and marketing efforts. To date, our operations have been interrupted by stay-at-home orders. The company has been unable to have in person strategy meetings. We have had to do this virtually. The effect of virtual meetings on efficiency has been minimal.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors, executive officers and significant employees of the company as of December 31, 2022 are as follows:

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:				
Jason Adams	Chief Executive Officer	39	August 26, 2019 - Present	Full-time
Directors:				
Jason Adams	Director	39	August 26, 2019 - Present	N/A

Jason Adams, CEO, Director

Jason Adams is an energy investor, dealmaker, leader, and growth expert. He has worked in software, technology, subscriptions, and product fulfilment. Mr. Adams was a growth consultant for High Sierra Media from 2021 to 2022, the Head of Growth for Globein from 2020 to 2021 and oversaw media technology and publishing for Got Clicks from 2018 to 2020. During his first year in his most recent role as Head of Growth at fair trade company Globein, the company's month over month revenue more than doubled. His crossover experience in managing technology, software, and subscription make him particularly capable to produce results in consumer facing technology sectors.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Since inception, Salinity Ventures LLC, which is controlled by a significant owner of the company, has loaned the company $100,000 in three separate transactions. Each of these loans bears annual interest at a rate of 5%. The loans mature on October 26, 2022, October 13, 2023, and February 8, 2024, respectively or upon merger, acquisition or other change in control event. This loan was paid in full on October 27, 2022.

Since inception, First Holding Management LLC, which is controlled by a significant owner of the company, has loaned the company $100,000 in three separate transactions. Each of these loans bears annual interest at a rate of 5%. The loans mature on October 26, 2022, October 13, 2023, and March 8, 2024, respectively or upon merger, acquisition or other change in control event. This loan was paid in full on October 27, 2022.

On March 10, 2022, Jackson Investment Management LLC, which is controlled by the company's CEO and Director, loaned the company $30,000. This loan bears annual interest at a rate of 5%. The loan matures on March 10, 2024, or upon merger, acquisition or other change in control event. This loan was paid in full on December 06, 2022.

RISK FACTORS

The SEC requires Next Thing to identify risks that are specific to its business and its financial condition. Next Thing is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company

The company is a development-stage company.

The company was incorporated in Delaware on August 26, 2019. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. The company's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. The company will only be able to pay dividends on any shares issuable upon conversion of the notes once its directors determine that it is financially able to do so.

Our management has raised substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report.

We are dependent on additional fundraising in order to sustain our ongoing operations. The company has a history of losses and has projected operating losses and negative cash flows for the next several months. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital there is substantial doubt of our ability to continue as a going concern. Therefore, our independent registered public accounting firm included an emphasis of a matter paragraph expressing substantial doubt about the company's ability to continue as a going concern in its report on our audited financial statements for the year ended December 31, 2022. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. We cannot assure you that the company will be successful in acquiring additional funding at levels sufficient to fund its future operations beyond its current cash runway. If the company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely.

The company expects to experience future losses as it implements its business strategy and will need to generate significant revenues to achieve profitability, which may not occur.

We have incurred net losses since our inception, and we expect to continue to incur net losses in the future. To date, we have funded our operations from the sale of equity and debt securities and other financing arrangements. We expect to continue to increase operating expenses as we implement our business strategy, which include development, sales and marketing, and general and administrative expenses and, as a result, we expect to incur additional losses and continued negative cash flow from operations for the foreseeable future. We will need to generate significant revenues to achieve profitability. We cannot assure you that we will ever generate sufficient revenues to achieve profitability. If we do achieve profitability in some future period, we cannot assure you that we can sustain profitability on a quarterly or annual basis in the future. If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations or cannot be adjusted accordingly, our business, operating results and financial condition will be materially and adversely affected.

We have a limited amount of cash to grow our operations. If we cannot obtain additional sources of cash, our growth prospects and future profitability may be materially adversely affected, and we may not be able to implement our business plan. Such additional financing may not be available on satisfactory terms or it may not be available when needed, or at all.

As of December 31, 2022, we had cash and cash equivalents of approximately $2,740,942. We will likely require significant additional cash to satisfy our working capital requirements and expand our operations, although our growth, either internally through our operations or externally, may limit our growth potential and our ability to execute our business strategy successfully. If we issue securities to raise capital to finance operations and/or pay down or restructure our debt, our existing shareholders may experience dilution.

The company currently relies on a single product.

The company's primary planned product is the Next Bolt battery. The company's survival depends upon being able to develop the Next Bolt, bring it to market and sell it to sufficient customers to make a profit. The company does not have any customers and the company will only succeed if it can attract customers to purchase the Next Bolt.

Our technology could not be created, could not work, or could be proven infeasible within project requirements.

The company may never complete or fully develop the Next Bolt battery or any other product. Even if it does, there is no guarantee that the Next Bolt battery would work as envisioned and intended by the company. Any failure in the research and development phase would substantially impair the company's ability to maintain its operations and you could lose your entire investment.

Our inventory could get damaged or be destroyed.

We anticipate that we will maintain an inventory of our products for distribution and sale. Such inventory could be damaged or destroyed. Furthermore, battery technology is often dangerous and there is an increased risk of fire or explosion with our inventory. Any loss to our inventory could impact our revenues and returns to our investors.

Our distribution channels may prove inadequate at getting our products to our customers.

We will need to find the right distribution methods in order to get our products to our potential customers. If the distribution channels we identify are inadequate or are otherwise ineffective at getting our products to our customers our ability to maintain our operations will be materially impacted.

The company depends on supply chains to provide our products to consumers.

Disruptions to the supply chain could substantially impair our ability to deliver consumer products on a timely basis and at desired prices. In the event of any such disruptions, we would need to source components and raw materials from new providers or manufacturers. There is no guarantee that the company would be able to secure such components and/or raw materials.

We are dependent on global supply chains.

The battery industry and its suppliers face high demand from stationary storage, electric vehicles and other industries. This high demand leads to supply chain constraints and shortages of products. Novel battery chemistries and components may exacerbate this issue as the needed supply chains to produce these materials and components are not as developed yet.

We will need to maintain and significantly grow our access to battery cells, including through the development and manufacture of our own cells, and control our related costs.

We are dependent on the continued supply of battery cells for our energy storage products, and we will require substantially more cells to grow our business according to our plans. Any disruption in the supply of battery cells could limit production of our energy storage products.

In addition, the cost and mass production of battery cells, whether manufactured by suppliers or by us, depends in part upon the prices and availability of raw materials such as lithium, nickel, cobalt and/or other metals. The prices for these materials fluctuate and their available supply may be unstable, depending on market conditions and global demand for these materials. For example, as a result of increased global production of electric vehicles and energy storage products, suppliers of these raw materials may be unable to meet our volume needs. Additionally, our suppliers may not be willing or able to reliably meet our timelines or our cost and quality needs, which may require us to replace them with other sources. Any reduced availability of these materials may impact our access to cells and our growth, and any increases in their prices may reduce our profitability if we cannot recoup such costs through increased prices. Moreover, our inability to meet demand and any product price increases may harm our brand, growth, prospects and operating results.

The company's success depends on the experience and skill of its founder.

The company is dependent on its founder, Jason Adams, but has not obtained key man life insurance. The loss of Mr. Adams could harm the company's business, financial condition, cash flow and results of operations.

We could lose key employees, vendors, partnerships, agreements or strategic advantages.

The company's success is dependent upon its continued relationships with key employees, vendors, and partners. In the event that any of these relationships are terminated we could lose strategic and competitive advantages we have over our competition.

Additionally, if we are unable to attract and hire new and qualified personnel, our ability to compete may be harmed.

We rely on our employees, vendors, and partners to provide us with high quality services, components and information.

The company depends on its employees, vendors and partners to provide it with the services, components and information it needs to meet its business objectives. If any of these parties fail to meet our needs and expectations it could delay our products, resulting in loss of time and capital.

We cannot assure you that we will effectively manage our growth.

We cannot assure you that we will be able to grow the company's revenues and earnings. The growth of the company is contingent upon various factors, including market acceptance, competition, access to capital, ability to employ effective employees, and to otherwise attract and retain key personnel. To manage the anticipated future growth and carry out the company's plans for the development and commercialization of the company's products and services, the company will need to recruit and retain qualified management and personnel across a wide range of operational, sales and financial capabilities. Competition for executive and key personnel is intense. The company may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of the company's operations geographically may lead to significant costs and may divert the company's management and business development resources. Any ability to manage the company's growth or complications involving management of the company's growth could delay execution of the company's business plan or disrupt the company's operations.

If we do not successfully establish and maintain our company as a highly trusted and respected name for battery technology or are unable to attract and retain customers, we could sustain loss of revenues, which could significantly affect our business, financial condition and results of operations.

In order to attract and retain a customer base and increase business, we must establish, maintain and strengthen our name and the products and services we provide. In order to be successful in establishing our reputation, customers must perceive us as a trusted source for high quality batteries. If we are unable to attract and retain customers, we may not be able to successfully establish our name and reputation, which could significantly affect our business, financial condition and results of operations.

We expect to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. Any ownership interest you may have in the company will likely be diluted and could be subordinated.

In order to fund future growth and development, the company will likely need to raise additional funds in the future by offering its securities and/or other classes of equity or debt that convert into its securities, any of which offerings would dilute the ownership percentage of our current shareholders. Additionally, the development of battery technology is capital intensive. We may not have enough capital to make our economies of scale work at necessary levels to generate a profit. If we are unable to raise additional capital you could lose your entire investment.

We face substantial competition and our inability to compete effectively could adversely affect our sales and results of operations.

We operate in intensely competitive markets that experience frequent changes in industry, changes in customer requirements, and frequent new product introductions and improvements. If we are unable to anticipate or react to these competitive challenges, or if existing or new competitors gain market share in any of our markets, our competitive position could weaken, and we could experience a decline in our revenues that could adversely affect our business and operating results. To compete successfully, we must maintain an innovative research and development effort to market our product, develop new solutions and enhance our existing solutions, effectively adapt to changes in the technology or product rights held by our competitors, appropriately respond to competitive strategies, and effectively adapt to technological changes. If we are unsuccessful in responding to our competitors or to changing technological and customer demands, our competitive position and our financial results could be adversely affected.

Many of our competitors have greater financial, technical, marketing, or other resources than we do and consequently, may have the ability to influence customers to purchase their products instead of ours. Tesla, LG, and Samsung are just a few of the companies we compete against. As a result of this competition, the company may be unable to acquire significant market share. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the company. Further consolidation within our industry or other changes in the competitive environment could result in larger competitors that compete with us.

The company may not be successful in marketing its products to its customers.

The company's operating results may fluctuate significantly from period to period as a result of a variety of factors. There is no assurance that the company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the company's revenues may vary, and the company's operating results may experience fluctuations.

We have not taken steps to protect certain intellectual property developed by the company.

The operations of Next Thing are still in the early exploratory and research & development phase. We believe that more development will be required to both reach a marketable consumer product, as well as inventions that may be protectable through the patent process. If we develop inventions and do not sufficiently protect them, it is possible that competitors may be able to utilize those same inventions without the company realizing value for its efforts, and thereby harming our future prospects. Further, the technology we develop may be challenged as infringing on existing technologies. Regardless of the merit of such potential claims, we could be drawn into expensive litigation that drains the company's resources, or forces the company to pursue alternative designs or developments, adding time and expense prior to creating a marketable consumer product.

We may be required to defend or insure against product liability claims.

We face the risk of product liability claims in the event our batteries do not perform or are claimed to not have performed as expected. Any product liability claim may subject us to lawsuits and substantial monetary damages, product recalls or redesign efforts, and even a meritless claim may require us to defend it, all of which may generate negative publicity and be expensive and time-consuming.

Our results of operations may be negatively impacted by the coronavirus outbreak.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Shares and Investor demand for the Shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. COVID-19 could change the investment trajectory and hiring, supply chains, and consumer behavior in the future.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business.

Our business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Shares and our Investors or prospective Investors financial condition, resulting in reduced demand for the Shares generally. Further, such risks could cause a limited attendance at membership experience events that we might sponsor or in which we might participate, or result in persons avoiding holding or appearing at in-person events. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if employees who cannot perform their responsibilities from home, are not able to report to work.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2022, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class B Common Stock	First Holding Management LLC (2)	4,645,800	0	25.81%
Class B Common Stock	Jackson Investment Management LLC (3)	7,580,000	0	42.11%
Class B Common Stock	Salinity Ventures LLC (4)	5,774,200	0	32.08%
Series Seed Preferred Stock	Next Thing Technologies I, a series of Wefunder SPV, LLC	2,620,394 (5)	0	100%
Class B Common Stock	Executive Officers and Directors as a Group	7,580,000	0	42.11%

(1) The address of each beneficial owner is care-of the company's principal office.
(2) First Holding Management LLC is wholly owned by Nick Urbani.
(3) Jackson Investment Management LLC is wholly owned by Jason Adams, our CEO and sole director.
(4) Salinity Ventures LLC is wholly owned by Markus Levin.
(5) The company's financial statements identify 2,619,329 shares of Series Seed Preferred Stock outstanding as of December 31, 2022, whereas the company determined, after the completion of the audit, that 2,620,394 shares had been issued, a difference of 1,065. The company has reflected the corrected number in the above table and throughout this report.

RECENT OFFERINGS OF SECURITIES AND OUTSTANDING DEBT

During the past three years, the company has engaged in the following offerings of securities:

- As of December 30, 2022, the company issued 2,620,394 shares of Preferred Stock for $4,997,999 of gross proceeds pursuant to Regulation Crowdfunding. The proceeds of this offer will be used for working capital and general corporate purposes.
- Since inception, the officers, directors and affiliated persons of the company have paid an aggregate average price of $0.003 per share of Class B Common Stock for a total of 18,000,000 shares pursuant to Section 4(a)(2) of the Securities Act of 1933.

DESCRIPTION OF CAPITAL STOCK

The following descriptions summarize important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the company's Restated Certificate of Incorporation (the "Certificate") and Bylaws (the "Bylaws"). For a complete description of the company's securities, you should refer to our Certificate and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The company's Certificate provides that our authorized capital consists of 32,000,000 shares of Class A Common Stock, par value $0.00001 per share, 18,000,000 shares of Class B Common Stock, par value $0.00001 per share, and 10,000,000 shares of Preferred Stock, $0.00001 per share. As of December 31, 2022, the company had 18,000,000 shares of Class B Common Stock and 2,620,394 shares of Preferred Stock issued and outstanding.

On June 11, 2021, the Board of Directors approved and adopted the company's 2021 Equity Incentive Plan (the "Plan") and reservation of 2,400,000 shares of Class A common stock for the Plan. As of December 31, 2022, there are 19,330 options outstanding and exercisable under the Plan.

Common Stock

Voting Rights

Each share of Class A Common Stock has one vote and each share of Class B Common Stock shall be entitled to ten votes.

Election of Directors

The holders of the Common Stock are entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock.

Series Seed Preferred Stock

Voting Rights

Each share of Series Seed Preferred Stock has the number of votes equal to the number of Class A Common Stock into which the shares of Series Seed Preferred Stock would convert as of the record date for determining stockholders entitled to vote on a matter. As of the date of this report the number of votes each share of Series Seed Preferred Stock is entitled to cast is one.

Election of Directors

The holders of the Series Seed Preferred Stock are entitled to elect, remove and replace all directors of the company together with the holders of Common Stock.

Dividend Rights

The holders of the Series Seed Preferred Stock shall be entitled to receive together with the holders of the Common Stock, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, the assets of the company legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Series Seed Preferred Stock in an amount equal to the greater of (i) the aggregate price paid by the holders of the Series Seed Preferred Stock upon issuance or (ii) the amount that would have been paid to the holders of Series Seed Preferred Stock had such been converted into Class A Common Stock immediately prior to liquidation or winding up.

Conversion Rights

Each share of Series Seed Preferred Stock is convertible, at the option of the individual holders, at any time, into Class A Common Stock. The number of shares of Class A Common Stock into which the Series Seed Preferred Stock will convert is initially 1-for-1. The conversion ratio is subject to adjustment for stock splits, combinations, certain dividends and distributions, reclassification, exchange, substitution, merger and/or consolidation as more fully described in our Certificate. Additionally, the Series Seed Preferred Stock will be required to convert into Class A Common Stock upon either (a) the closing of the sale of shares of Class A Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of a majority of the outstanding shares of Series Seed Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted basis

Preferred Stock

The Board of Directors of the company is authorized by the Certificate to designate the number of shares of any series of Preferred Stock as well as the rights and preferences of the same.

Crowdfunding Issuer

The Series Seed Preferred Stock sold in our offering under Regulation Crowdfunding was sold through Next Thing Technologies I, A Series of Wefunder SPV, LLC acting as the Crowdfunding Vehicle and co-issuer in our offering. Interests in the Crowdfunding Issuer are LLC membership interests subject to the terms of the operating agreement of the Crowdfunding Issuer and the requirements of Rule 3a-9 under the Investment Company Act of 1940, as amended.

What it means to be a minority holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the company. You will hold a minority interest in the company and the founders combined with a few other shareholders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
● In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
● In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Valuation

The company determined the share price of its Preferred Stock in its Regulation CF offering based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included as exhibits to this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this report.

Overview

Next Thing Technologies, Inc was formed on August 26, 2019 under the laws of the state of Delaware, and is headquartered in Oceanside, California. Next Thing is a research and development and technology company creating technology for personal, commercial and government use. Next Thing is developing Next Bolt, which we intend to help create an affordable, modular, safe, and easier-to-install battery for individuals and businesses.

Results of Operations

Since its founding in 2019, the company has been supported by its founders and focused on efforts related to the initial development of the company's core product and has not yet begun generating revenues.

Operating Expenses

The company recorded total operating expenses of $72,362 for 2021 and $1,819,037 for 2022. Such expenses were composed of:

- general and administrative expenses of $54,353 for 2021 and $383,605 for 2022; and
- sales and marketing expenses of $18,010 for 2021 and $1,435,432 for 2022.

General and administrative expenses are comprised primarily of legal and contractor professional services fees. The increase in our total operating expenses resulted largely from a year-over-year increase in R&D services, legal accounting and audit costs and marketing help for our Regulation Crowdfunding offering and a significant increase in our sales and marketing spend. In 2023, we anticipate that our expenses will increase as financing efforts unfold and the company increases its R&D.

Other Expense

Other expense consists of interest expense. Interest expense for 2022 was $8,848 compared to$3,877 for 2021.

Net Loss

Accordingly, the company's net loss was $76,239 for 2021 and $1,827,885 for 2022.

Liquidity and Capital Resources

As of December 31, 2022, the company had $2,740,942 in cash and cash equivalents on hand. We have also recorded the value of our trademark as an intangible asset of the company, valued at $923.

To date, the company's operations have been financed to date through loans and stock purchases from its founders. The loans are identified as long term liabilities of the company as of year-end 2021 and 2022, with details of those loans and repayment discussed below under "Indebtedness".

On December 23, 2021, the company also initiated an offering under Regulation Crowdfunding on the Wefunder funding portal, seeking to raise up to $5,000,000 by April 30, 2023. As of March 10, 2023, we have closed on investments totaling $4,997,999.

We believe that our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 12 to 18 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Indebtedness

During 2020, the company received $60,000 in proceeds from its founders. In 2022 and 2021, the company received an additional $90,000 and $80,000, respectively, in proceeds. The loans bore interest at 5% per annum, is unsecured and is payable on its maturity at October 26, 2022 or upon a merger, acquisition or other change in control event. As of December 31, 2021, the outstanding principal was $140,000. During 2022, the outstanding principal of $230,000 was fully repaid. Interest expense was $8,848 and $3,877 for the years ended December 31, 2022 and 2021, respectively, all of which was accrued and unpaid as of December 31, 2021 and fully paid in 2022.

Plan of Operations

Our primary goal for this year is fundraising to ensure success in what is typically a capital intensive industry. Following raising sufficient funds, we believe we will be able to focus on creating next generation prototypes, hiring key personnel, working on partnership and technology access, and research and development. The biggest obstacles in developing a next generation technology include raising and maintaining enough capital to develop the technology, learning how to prototype more effectively, developing distribution channels, and anticipating issues with our supply chain. We anticipate having a production model no sooner than three years from the date of this report, but will not have a more accurate timeline until we have achieved more progress with our prototyping and fundraising.

Trend Information

In the views of management, the current global crises have put a focus on national security with relation to energy. In addition, everyone is seeing inflated energy prices down to a consumer level. As a result, interest in consumer energy storage is increasing--if you are worried about rising energy prices for personal needs like driving around or powering your home, storing your own energy is seen as a potential solution. Further, infrastructure legislation has brought additional federal funding into the battery space, allowing for potential efficiencies when we are ready for consumer production of Next Bolt.

We see a potential drawback as being increased competition in this space as more consumer electric storage companies enter the market, which could result in competition for talent making it harder to hire research and development teams. Further, increased demand for lithium and other battery materials requires finding savings in the short term with engineering efficiencies as well as long term to alternative chemistries. This potentially makes it harder for us to enter into test markets before alternative chemistry is available, for example using lithium iron phosphate batteries. With increased costs and competition for talent, materials and manufacturing capacity, the timeline to launch products into market might be increased, which will affect our ability to spend money on R&D and other initiatives.

Additionally, with this additional competition there might be price pressure for our products. If the Company is forced to engage in price wars to gain market share it might be compelled to lower its expenses in R&D and other parts of its operations.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the company or its officers or directors.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant   *Next Thing Technologies Inc.*

Date: April 20, 2023   *By:*   */s/ Jason Adams*
                                                  Jason Adams
                                                  Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 20, 2023   *By:*   */s/ Jason Adams*
                                                  Jason Adams
                                                  Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Director

NEXT THING TECHNOLOGIES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2022 and 2021



To the Board of Directors of
Next Thing Technologies, Inc.
San Francisco, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Next Thing Technologies, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $1,827,885 and $76,239 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $1,923,979. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC
Denver, Colorado
February 23, 2023


NEXT THING TECHNOLOGIES, INC.

BALANCE SHEETS


		December 31,		
		2022		**2021**
ASSETS				
Current assets:				
Cash and cash equivalents	$	2,740,942	$	66,490
Prepaid expenses		5,710		3,000
Deferred offering costs		-		20,000
Total current assets		2,746,652		89,490
Intangible assets		923		20,000
Total assets	$	2,747,575	$	109,490
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities:				
Accounts payable	$	8,404	$	1,207
Interest payable, related parties - current portion		-		877
Loan payable, related parties - current portion		-		60,000
Total current liabilities		8,404		62,084
Interest payable, related parties		-		3,500
Loan payable, related parties		-		80,000
Total liabilities		8,404		145,584
Commitments and contingencies				
Stockholders' equity (deficit):				
Preferred stock, $0.00001 par value, 10,000,000 shares authorized, 2,619,329 and 0 shares issued and outstanding as of December 31, 2022 and 2021, respectively		26		-
Class A common stock, $0.00001 par value, 32,000,000 shares authorized, no shares issued or outstanding as of both December 31, 2022 and 2021		-		-
Class B common stock, $0.00001 par value, 18,000,000 shares authorized, issued and outstanding as of both December 31, 2022 and 2021		180		180
Additional paid-in capital		4,662,943		59,820
Accumulated deficit		(1,923,979)		(96,094)
Total stockholders' equity (deficit)		2,739,170		(36,094)
Total liabilities and stockholders' equity (deficit)	$	2,747,575	$	109,490

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2022	**2021**
Revenues	$ -	$ -
Operating expenses:		
General and administrative	383,605	54,353
Sales and marketing	1,435,432	18,010
Total operating expenses	1,819,037	72,362
Loss from operations	(1,819,037)	(72,362)
Other expense:		
Interest expense	8,848	3,877
Total other expense	8,848	3,877
Provision for income taxes	-	-
Net loss	$ (1,827,885)	$ (76,239)
Weighted average common shares outstanding - basic and diluted	18,000,000	18,000,000
Net loss per common share - basic and diluted	$ (0.102)	$ (0.004)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.


NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)


	Preferred Stock		Common Stock Class A		Common Stock Class B		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
Balances at December 31, 2020	-	$ -	-	$ -	18,000,000	$ 180	$ 59,820	$ (19,855)	$ 40,145
Net loss	-	-	-	-	-	-	-	(76,239)	(76,239)
Balances at December 31, 2021	-	-	-	-	18,000,000	180	59,820	(96,094)	(36,094)
Issuance of preferred stock, net of offering costs	2,619,329	26	-	-	-	-	4,603,123	-	4,603,149
Net loss	-	-	-	-	-	-	-	(1,827,885)	(1,827,885)
Balances at December 31, 2022	2,619,329	$ 26	-	$ -	18,000,000	$ 180	$ 4,662,943	$ (1,923,979)	$ 2,739,170

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.


NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CASH FLOWS


		Year Ended December 31,		
		2022		2021
Cash flows from operating activities:				
Net loss	$	(1,827,885)	$	(76,239)
Adjustments to reconcile net loss to net cash used in operating activities:				
Impairment expense		20,000		-
Change in operating assets and liabilities:				
Prepaid expenses		(2,710)		(3,000)
Accounts payable		7,198		687
Interest payable, related parties		(4,377)		3,877
Net cash used in operating activities		(1,807,774)		(74,675)
Cash flows from investing activities:				
Intangible assets		(923)		-
Net cash used in investing activities		(923)		-
Cash flows from financing activities:				
Proceeds from related party loans		90,000		80,000
Repayments of related party loans		(230,000)		-
Issuance of preferred stock, net of offering costs		4,623,149		-
Net cash provided by financing activities		4,483,149		80,000
Net change in cash and cash equivalents		2,674,452		5,325
Cash and cash equivalents at beginning of year		66,490		61,165
Cash and cash equivalents at end of year	$	2,740,942	$	66,490
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	13,225	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLIGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Next Thing Technologies, Inc. (the "Company") is a corporation formed on August 26, 2019 under the laws of Delaware. The Company is creating and investing in solutions focused on energy storage and renewable energy technologies. The Company is headquartered in Oceanside, California.

As of December 31, 2022, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $1,827,885 and $76,239 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $1,923,979. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Stock Split

On May 12, 2021, the Company effectuated a 2-for-1 forward stock split of its authorized, issued and outstanding shares of common stock. The Company's corrected and amended Certificate of Incorporation authorized the Company to issue a total of 32,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, $0.00001 par value. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2022, there was $740,942 of cash in excess of federally insured limits, and $1,500,000 in cash held in an uninsured money market financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets consist primarily of trademarks purchased in September 2019. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. During the year ended December 31, 2022, the Company determined that indicators for impairment existed, and accordingly recorded an impairment charge of $20,000 which was included in general and administrative expenses in the statements of operations.

Deferred Offering Costs

The Company complies with the requirements of Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2021, the Company had recorded $20,000 in deferred offering costs. In 2022, the balance was charged to additional paid-in capital upon the Company's equity offering.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items included stock options outstanding as of December 31, 2022 and 2021, and 2,619,329 shares of preferred stock outstanding as of December 31, 2022 (see Note 5).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective at inception.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. LOANS PAYABLE, RELATED PARTY

During 2020, the Company received $60,000 in proceeds from its founders. In 2022 and 2021, the Company received an additional $90,000 and $80,000, respectively, in proceeds. The loans bore interest at 5% per annum, is unsecured and is payable on its maturity at October 26, 2022 or upon a merger, acquisition or other change in control event. As of December 31, 2021, the outstanding principal was $140,000. During 2022, the outstanding principal of $230,000 was fully repaid. Interest expense was $8,848 and $3,877 for the years ended December 31, 2022 and 2021, respectively, all of which was accrued and unpaid as of December 31, 2021 and fully paid in 2022.

5. STOCKHOLDERS' EQUITY (DEFICIT)

As of December 31, 2022 and 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of preferred stock, 32,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, all $0.00001 par value.

During the year ended December 31, 2022, the Company completed a Regulation CF offering of its preferred stock. The Company issued 2,619,329 shares of preferred stock at a price of $1.94 per share (subject to various bonus provisions reducing the effective price per share), or gross proceeds of $4,997,999. Additionally, the Company incurred $374,850, or 7.5% of the gross offering, as issuance costs. As a result of the offering, the Company issued an aggregate of 2,619,329 shares of preferred stock for net proceeds of $4,623,149.

Each holder of Class A common stock will be entitled to one vote for each share of common stock held. Each holder of Class B common stock will be entitled to ten votes for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. Class B stockholders may convert shares of Class B common stock into shares of Class A common stock at the option of the holder at any time.

Preferred stockholders have one vote per share, and have liquidation preference over common stock.

As of December 31, 2022 and 2021, the Company had 18,000,000 shares of common stock outstanding. As of December 31, 2022 and 2021, the Company had 2,619,329 and 0 shares issued and outstanding.

2021 Equity Incentive Plan

On June 11, 2011, the Board approved and adopted the Company's 2021 Equity Incentive Plan (the "Plan") and reservation of 2,400,000 shares of Class A common stock for the Plan. During the years ended December 31, 2022 and 2021, 5,225 and 103,094 stock options were granted, respectively, pursuant to the Plan with an exercise price of $1.94 per share.

The following is a summary of option activity pursuant to the Plan during the years ended December 31, 2022 and 2021.

	Options	Weighted Average Exercise Price		Intrinsic Value	
Outstanding as of December 31, 2020	-	$	-	$	-
Granted	103,094		1.94		
Exercised	-		-		
Forfeited	-		-		
Outstanding as of December 31, 2020	103,094	$	1.94	$	-
Granted	5,225		1.94		
Exercised	-		-		
Forfeited	(51,547)		-		
Outstanding as of December 31, 2021	56,772	$	1.94	$	-
Exercisable as of December 31, 2022	19,330	$	1.94	$	-

The options had a nominal fair value and accordingly, no stock-based compensation was recorded.

6. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of

December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $530,834 and $30,622, respectively, all of which pertaining to the Company's net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the periods ended December 31, 2022 and 2021, cumulative losses through December 31, 2022 and no history of generating taxable income. Therefore, valuation allowances of $530,834 and $30,622 were recorded as of December 31, 2022 and 2021, respectively. Valuation allowance increased by $500,212 and $21,372 during the years ended December 31, 2022 and 2021, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,896,946 and $105,051, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020-2022 tax years remain open to examination.

7. **COMMITMENTS AND CONTINGENCIES**

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

8. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 23, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

NEXT THING TECHNOLIGIES I, A SERIES OF WEFUNDER SPV, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2022

NEXT THING TECHNOLIGIES I, A SERIES OF WEFUNDER SPV, LLC

BALANCE SHEET

		December 31, 2022
ASSETS		
Investment in Next Thing Technologies, Inc.	$	4,997,999
Total assets	$	4,997,999
LIABILITIES AND MEMBERS' EQUITY		
Liabilities	$	-
Members' equity		4,997,999
Total members' equity		4,997,999
Total liabilities and members' equity	$	4,997,999

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLIGIES I, A SERIES OF WEFUNDER SPV, LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2022
Revenues	$ -
Operating expenses:	
General and administrative	-
Sales and marketing	-
Total operating expenses	-
Net loss	$ -

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLIGIES I, A SERIES OF WEFUNDER SPV, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Total Members' Equity
Balances at December 22, 2021 (inception)	$ -
Member contributions	4,997,999
Balances at December 31, 2022	$ 4,997,999

See accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLIGIES I, A SERIES OF WEFUNDER SPV, LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2022
Cash flows from operating activities:	
Net loss	$ -
Adjustments to reconcile net loss to net cash used in operating activities:	
Net cash used in operating activities	-
Cash flows from investing activities:	
Investment in Next Thing Technologies, Inc.	(4,997,999)
Net cash used in investing activities	(4,997,999)
Cash flows from financing activities:	
Member contributions	4,997,999
Net cash provided by financing activities	4,997,999
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ -
Cash paid for interest	$ -

See accompanying notes, which are an integral part of these financial statements.

1. **NATURE OF OPERATIONS**

Next Thing Technologies I, a Series of WeFunder SPV, LLC, (the "Company") is a limited liability company formed on December 22, 2021 under the laws of Delaware. The Company is a special purpose vehicle which was formed to invest in Next Thing Technologies, Inc., a Delaware corporation, via Regulation CF investments made on WeFunder. Next Thing Technologies, Inc. is creating and investing in solutions focused on energy storage and renewable energy technologies. The Company is headquartered in Oceanside, California.

As of December 31, 2022, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. **GOING CONCERN**

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company is a limited liability company, and all income (losses) are passed onto its members.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective at inception.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **INVESTMENT IN NEXT THING TECHNOLOGIES, INC.**

In 2022, the Company invested $4,997,999 into Next Thing Technologies, Inc. in exchange for 2,619,329 shares of preferred stock in Next Thing Technologies, Inc.

5. **MEMBERS' EQUITY**

In connection with Next Thing Technologies, Inc.'s Regulation CF offering with WeFunder, the Company raised $4,997,999 in member contributions from various individual investors. These funds were invested into Next Thing Technologies, Inc. (see Note 4).

6. **COMMITMENTS AND CONTINGENCIES**

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

7. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through April 10, 2023, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.